02017462

RECD S.E.C.
MAR 1 2002
080

SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

FORM SE

FORM FOR SUBMISSION OF PAPER FORMAT EXHIBITS
BY ELECTRONIC FILERS

Structured Asset Securities Corporation
(Exact Name of Registrant as Specified in Charter)

0000808851
(Registrant CIK Number)

Form 8-K for February 26, 2002
(Electronic Report, Schedule or Registration Statement of Which the Documents Are a Part (Give Period of Report))

1-16849
(SEC File Number, if Available)

N/A
(Name of Person Filing the Document (if Other Than the Registrant))

PROCESSED
MAR 0 5 2002
THOMSON
FINANCIAL

SIGNATURES

Filings Made by the Registrant. The registrant has duly caused this form to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of New York, State of New York, on February 28, 2002.

STRUCTURED ASSET SECURITIES CORPORATION

By: Ellen V K
Name: Ellen V. Kiernan
Title: Vice President

Exhibit Index

IN ACCORDANCE WITH RULE 202 OF REGULATION S-T, THESE COMPUTATIONAL MATERIALS ARE BEING FILED IN PAPER PURSUANT TO A CONTINUING HARDSHIP EXEMPTION.

COMPUTATIONAL MATERIALS

for

STRUCTURED ASSET SECURITIES CORPORATION

Mortgage Pass-Through Certificates, Series 2002-3

Yield Table

Settle as of 02/28/02

Bond Summary - Class 1-A1			
Fixed Coupon:	5.500		
Orig Bal:	25,000,000		
Factor:	1.0000000		
Factor Date:	02/25/02	Next Pmt:	03/25/02
Delay:	24	Cusip:	T2

	40.00 PPC		50.00 PPC		60.00 PPC		100.00 PPC		125.00 PPC		150.00 PPC		175.00 PPC	
Price	Yield	Duration	Yield	Duration	Yield	Duration	Yield	Duration	Yield	Duration	Yield	Duration	Yield	Duration
100.7500	5.3	3.8	5.2	3.4	5.2	3.1	5.2	3.1	5.2	3.1	5.2	2.7	5.1	2.4
100.8750	5.2		5.2		5.2		5.2		5.2		5.1		5.1	
101.0000	5.2		5.2		5.1		5.1		5.1		5.1		5.0	
101.1250	5.2		5.1		5.1		5.1		5.1		5.0		5.0	
101.2500	5.1		5.1		5.1		5.1		5.1		5.0		4.9	
101.3750	5.1	3.8	5.1	3.4	5.0	3.1	5.0	3.1	5.0	3.1	4.9	2.7	4.9	2.4
101.5000	5.1		5.0		5.0		5.0		5.0		4.9		4.8	
101.6250	5.1		5.0		4.9		4.9		4.9		4.9		4.7	
101.7500	5.0		5.0		4.9		4.9		4.9		4.8		4.7	
101.8750	5.0		4.9		4.9		4.9		4.9		4.8		4.6	
102.0000	5.0	3.8	4.9	3.4	4.8	3.1	4.8	3.1	4.8	3.1	4.7	2.8	4.6	2.4
Average Life	4.5		3.9		3.6		3.6		3.6		3.1		2.6	
First Pay	05/25/03		05/25/03		05/25/03		05/25/03		05/25/03		05/25/03		05/25/03	
Last Pay	10/25/10		07/25/09		02/25/09		02/25/09		02/25/09		09/25/07		10/25/06	

Treasury Benchmarks	6Mo	2YR	3YR*	4YR*	5YR	7YR*	10YR	30YR
Yield	1.8680	3.0820	3.5411	3.9821	4.3120	4.5989	4.9810	5.4400
Coupon		3.0000			3.5000		4.8750	5.3750

Yield Table

Settle as of 02/28/02

Bond Summary - Class 1-A2			
Initial Coupon:	2.190	**Type:**	Floater
Orig Bal:	45,615,300		
		Formula:	(1m LIBOR)+35.00bp
Factor:	1.0000000	**Cap/Floor/Margin:**	8.50/0.35/0.35
Factor Date:	02/25/02	**Next Pmt:**	03/25/02
Delay:	0	**Cusip:**	T2

	60.00 PPC Libor1m 1.84		75.00 PPC Libor1m 1.84		85.00 PPC Libor1m 1.84		100.00 PPC Libor1m 1.84		125.00 PPC Libor1m 1.84		150.00 PPC Libor1m 1.84		175.00 PPC Libor1m 1.84	
Price	**Yield**	**Duration**	**Yield**	**Duration**	**Yield**	**Duration**	**Yield**	**Duration**	**Yield**	**Duration**	**Yield**	**Duration**	**Yield**	**Duration**
99.4375	2.4	3.4	2.4	3.4	2.4	3.4	2.4	3.4	2.4	3.4	2.4	2.9	2.4	2.5
99.5625	2.3		2.3		2.3		2.3		2.3		2.4		2.4	
99.6875	2.3		2.3		2.3		2.3		2.3		2.3		2.3	
99.8125	2.3		2.3		2.3		2.3		2.3		2.3		2.3	
99.9375	2.2		2.2		2.2		2.2		2.2		2.2		2.2	
100.0625	2.2	3.4	2.2	3.4	2.2	3.4	2.2	3.4	2.2	3.4	2.2	2.9	2.2	2.5
100.1875	2.1		2.1		2.1		2.1		2.1		2.1		2.1	
100.3125	2.1		2.1		2.1		2.1		2.1		2.1		2.1	
100.4375	2.1		2.1		2.1		2.1		2.1		2.1		2.0	
100.5625	2.0		2.0		2.0		2.0		2.0		2.0		2.0	
100.6875	2.0	3.4	2.0	3.4	2.0	3.4	2.0	3.4	2.0	3.4	2.0	2.9	1.9	2.5
Average Life	3.6		3.6		3.6		3.6		3.6		3.1		2.6	
First Pay	05/25/03		05/25/03		05/25/03		05/25/03		05/25/03		05/25/03		05/25/03	
Last Pay	02/25/09		02/25/09		02/25/09		02/25/09		02/25/09		09/25/07		10/25/06	

Treasury Benchmarks	6Mo	2YR	3YR*	4YR*	5YR	7YR*	10YR	30YR
Yield	1.8680	3.0820	3.5411	3.9821	4.3120	4.5989	4.9810	5.4400
Coupon		3.0000			3.5000		4.8750	5.3750

Yield Table

Settle as of 02/28/02

Bond Summary - Class 1-A5			
Fixed Coupon:	6.500		
Orig Bal:	20,000,000		
Factor:	1.0000000		
Factor Date:	02/25/02	Next Pmt:	03/25/02
Delay:	24	Cusip:	T3

	60.00 PPC		75.00 PPC		85.00 PPC		100.00 PPC		125.00 PPC		150.00 PPC		175.00 PPC	
Price	Yield	Duration	Yield	Duration	Yield	Duration	Yield	Duration	Yield	Duration	Yield	Duration	Yield	Duration
100.6250	6.2	2.6	5.6	1.1	5.3	0.8	5.0	0.7	4.8	0.6	4.7	0.6	4.6	0.5
100.7500	6.2		5.5		5.1		4.8		4.6		4.5		4.4	
100.8750	6.1		5.4		5.0		4.7		4.4		4.3		4.1	
101.0000	6.1		5.3		4.8		4.5		4.2		4.1		3.9	
101.1250	6.0		5.2		4.7		4.3		4.0		3.8		3.7	
101.2500	6.0	2.7	5.0	1.1	4.5	0.8	4.1	0.7	3.8	0.6	3.6	0.6	3.4	0.5
101.3750	5.9		4.9		4.4		3.9		3.6		3.4		3.2	
101.5000	5.9		4.8		4.2		3.7		3.4		3.2		3.0	
101.6250	5.8		4.7		4.0		3.5		3.2		3.0		2.7	
101.7500	5.8		4.6		3.9		3.4		2.9		2.7		2.5	
101.8750	5.7	2.7	4.5	1.1	3.7	0.8	3.2	0.7	2.7	0.6	2.5	0.6	2.3	0.5
Average Life	3.3		1.2		0.8		0.7		0.6		0.6		0.5	
First Pay	03/25/02		03/25/02		03/25/02		03/25/02		03/25/02		03/25/02		03/25/02	
Last Pay	06/25/10		06/25/07		06/25/04		07/25/03		05/25/03		04/25/03		03/25/03	

Treasury Benchmarks	6Mo	2YR	3YR*	4YR*	5YR	7YR*	10YR	30YR
Yield	1.8680	3.0820	3.5411	3.9821	4.3120	4.5989	4.9810	5.4400
Coupon		3.0000			3.5000		4.8750	5.3750

Yield Table

Settle as of 02/28/02

Bond Summary - Class 1-A8			
Fixed Coupon:	5.500		
Orig Bal:	48,500,000		
Factor:	1.0000000		
Factor Date:	02/25/02	Next Pmt:	03/25/02
Delay:	24	Cusip:	T2

	40.00 PPC		50.00 PPC		60.00 PPC		100.00 PPC		125.00 PPC		150.00 PPC		175.00 PPC	
Price	Yield	Duration	Yield	Duration	Yield	Duration	Yield	Duration	Yield	Duration	Yield	Duration	Yield	Duration
101.3125	5.0	3.0	5.0	2.7	4.9	2.5	4.9	2.5	4.9	2.5	4.8	2.3	4.7	2.0
101.4375	5.0		4.9		4.9		4.9		4.9		4.8		4.7	
101.5625	4.9		4.9		4.8		4.8		4.8		4.7		4.6	
101.6875	4.9		4.8		4.8		4.8		4.8		4.7		4.6	
101.8125	4.9		4.8		4.7		4.7		4.7		4.6		4.5	
101.9375	4.8	3.0	4.7	2.7	4.7	2.5	4.7	2.5	4.7	2.5	4.6	2.3	4.4	2.0
102.0625	4.8		4.7		4.6		4.6		4.6		4.5		4.4	
102.1875	4.7		4.6		4.6		4.6		4.6		4.5		4.3	
102.3125	4.7		4.6		4.5		4.5		4.5		4.4		4.3	
102.4375	4.7		4.6		4.5		4.5		4.5		4.4		4.2	
102.5625	4.6	3.0	4.5	2.7	4.4	2.5	4.4	2.5	4.4	2.5	4.3	2.3	4.1	2.0
Average Life	3.4		3.1		2.8		2.8		2.8		2.5		2.2	
First Pay	05/25/03		05/25/03		05/25/03		05/25/03		05/25/03		05/25/03		05/25/03	
Last Pay	03/25/08		05/25/07		10/25/06		10/25/06		10/25/06		12/25/05		05/25/05	

Treasury Benchmarks	6Mo	2YR	3YR*	4YR*	5YR	7YR*	10YR	30YR
Yield	1.8680	3.0820	3.5411	3.9821	4.3120	4.5989	4.9810	5.4400
Coupon		3.0000			3.5000		4.8750	5.3750

Yield Table

Settle as of 02/28/02

Bond Summary - Class 2-A1			
Fixed Coupon:	6.500		
Orig Bal:	30,000,000		
Factor:	1.0000000		
Factor Date:	02/25/02	Next Pmt:	03/25/02
Delay:	24	Cusip:	T2

	60.00 PPC		75.00 PPC		85.00 PPC		100.00 PPC		125.00 PPC		150.00 PPC		175.00 PPC	
Price	Yield	Duration	Yield	Duration	Yield	Duration	Yield	Duration	Yield	Duration	Yield	Duration	Yield	Duration
101.3594	6.0	2.8	5.8	2.4	5.8	2.1	5.6	1.8	5.4	1.5	5.2	1.3	5.0	1.1
101.4844	5.9		5.8		5.7		5.6		5.4		5.1		4.9	
101.6094	5.9		5.7		5.6		5.5		5.3		5.0		4.8	
101.7344	5.8		5.7		5.6		5.4		5.2		4.9		4.7	
101.8594	5.8		5.6		5.5		5.4		5.1		4.8		4.6	
101.9844	5.8	2.8	5.6	2.4	5.5	2.1	5.3	1.9	5.0	1.5	4.8	1.3	4.5	1.1
102.1094	5.7		5.5		5.4		5.2		5.0		4.7		4.4	
102.2344	5.7		5.5		5.4		5.2		4.9		4.6		4.3	
102.3594	5.6		5.4		5.3		5.1		4.8		4.5		4.2	
102.4844	5.6		5.4		5.2		5.0		4.7		4.4		4.0	
102.6094	5.5	2.8	5.3	2.4	5.2	2.1	5.0	1.9	4.6	1.5	4.3	1.3	3.9	1.1
Average Life	3.3		2.7		2.4		2.1		1.7		1.4		1.2	
First Pay	03/25/02		03/25/02		03/25/02		03/25/02		03/25/02		03/25/02		03/25/02	
Last Pay	11/25/09		05/25/08		08/25/07		10/25/06		11/25/05		03/25/05		09/25/04	

Treasury Benchmarks	6Mo	2YR	3YR*	4YR*	5YR	7YR*	10YR	30YR
Yield	1.8720	2.9660	3.4269	3.8572	4.1660	4.4628	4.8490	5.3630
Coupon		3.0000			3.5000		4.8750	5.3750

Yield Table

Settle as of 02/28/02

Bond Summary - Class 3-A1			
Fixed Coupon:	6.500		
Orig Bal:	10,000,000		
Factor:	1.0000000		
Factor Date:	02/25/02	Next Pmt:	03/25/02
Delay:	24	Cusip:	TI

	8.00 CPR		10.00 CPR		12.00 CPR		15.00 CPR		20.00 CPR		30.00 CPR		40.00 CPR	
Price	Yield	Duration	Yield	Duration	Yield	Duration	Yield	Duration	Yield	Duration	Yield	Duration	Yield	Duration
101.3750	6.2	5.1	5.8	2.2	5.6	1.8	5.4	1.5	5.0	1.1	4.2	0.7	3.3	0.5
101.5000	6.2		5.7		5.6		5.3		4.9		4.1		3.1	
101.6250	6.2		5.7		5.5		5.2		4.8		3.9		2.9	
101.7500	6.2		5.6		5.4		5.2		4.7		3.7		2.6	
101.8750	6.1		5.6		5.4		5.1		4.6		3.6		2.4	
102.0000	6.1	5.1	5.5	2.2	5.3	1.9	5.0	1.5	4.5	1.1	3.4	0.8	2.2	0.5
102.1250	6.1		5.5		5.2		4.9		4.4		3.2		2.0	
102.2500	6.1		5.4		5.2		4.8		4.3		3.1		1.8	
102.3750	6.1		5.3		5.1		4.8		4.2		2.9		1.5	
102.5000	6.0		5.3		5.0		4.7		4.1		2.8		1.3	
102.6250	6.0	5.2	5.2	2.2	5.0	1.9	4.6	1.5	4.0	1.1	2.6	0.8	1.1	0.6
Average Life	7.2		2.5		2.1		1.6		1.2		0.8		0.6	
First Pay	03/25/02		03/25/02		03/25/02		03/25/02		03/25/02		03/25/02		03/25/02	
Last Pay	04/25/23		07/25/07		08/25/06		09/25/05		10/25/04		11/25/03		05/25/03	

Treasury Benchmarks	6Mo	2YR	3YR*	4YR*	5YR	7YR*	10YR	30YR
Yield	1.8720	2.9660	3.4277	3.8586	4.1680	4.4630	4.8470	5.3580
Coupon		3.0000			3.5000		4.8750	5.3750

Yield Table

Settle as of 02/28/02

Bond Summary - Class 4-A1			
Fixed Coupon:	6.000		
Orig Bal:	69,440,000		
Factor:	1.0000000		
Factor Date:	02/25/02	Next Pmt:	03/25/02
Delay:	24	Cusip:	T1

	200.00 PSA		300.00 PSA		350.00 PSA		400.00 PSA		500.00 PSA		600.00 PSA	
Price	**Yield**	**Duration**	**Yield**	**Duration**	**Yield**	**Duration**	**Yield**	**Duration**	**Yield**	**Duration**	**Yield**	**Duration**
124.3750	2.0	5.9	0.7	4.5	0.1	4.0	-0.6	3.6	-1.9	3.0	-3.2	2.6
124.5000	2.0		0.7		0.1		-0.6		-1.9		-3.2	
124.6250	1.9		0.7		0.0		-0.6		-2.0		-3.3	
124.7500	1.9		0.7		0.0		-0.7		-2.0		-3.3	
124.8750	1.9		0.6		-0.0		-0.7		-2.0		-3.4	
125.0000	**1.9**	**5.9**	**0.6**	**4.5**	**-0.0**	**4.0**	**-0.7**	**3.6**	**-2.1**	**3.0**	**-3.4**	**2.6**
125.1250	1.9		0.6		-0.1		-0.7		-2.1		-3.4	
125.2500	1.9		0.6		-0.1		-0.8		-2.1		-3.5	
125.3750	1.8		0.6		-0.1		-0.8		-2.2		-3.5	
125.5000	1.8		0.5		-0.1		-0.8		-2.2		-3.6	
125.6250	1.8	5.9	0.5	4.5	-0.2	4.0	-0.9	3.6	-2.2	3.0	-3.6	2.6
Average Life	6.8		4.8		4.2		3.7		3.0		2.5	
First Pay	03/25/02		03/25/02		03/25/02		03/25/02		03/25/02		03/25/02	
Last Pay	07/25/27		08/25/21		12/25/18		09/25/16		12/25/12		11/25/09	
Spread/AvgLife	-255/6.82		-356/4.83		-398/4.19		-444/3.70		-550/2.99		-662/2.53	

Treasury Benchmarks	6Mo	2YR	3YR*	4YR*	5YR	7YR*	10YR	30YR
Yield	1.8720	2.9660	3.4261	3.8557	4.1640	4.4604	4.8460	5.3640
Coupon		3.0000			3.5000		4.8750	5.3750